Bionomics Limited

04035695

24 June 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

dw 7/21

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
24 June 2004

BIONOMICS' DATA ON PROPRIETARY DRUG TARGET PRESENTED AT US BIOTECHNOLOGY SYMPOSIUM

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) announced that Dr Gabriel Kremmidiotis, Bionomics' Director of Cancer Research, is scheduled today to present by invitation key features of Bionomics Angene™ [illegible]form and its utility for developing new treatments for angiogenesis-r[illegible] diseases, at a biotechnology symposium being held at the Louisiana State [illegible]iversity, USA.

The symposium brings together leading scientists from biotechnology companies and research institutions to present new technologies and approaches to treating various diseases, with a focus on the development of new gene-delivery based treatments.

Dr Kremmidio[illegible] will for the first time present data on Bionomics' proprietary drug targ[illegible] [illegible]ts role in blood vessel growth.

The data de[illegible] the potential utility of BNO[illegible] as a drug target for the treatment of di[illegible]ses [illegible] angiogenesis. The f[illegible] [illegible]dicate that the effects of pro-angiogenic growt[illegible] [illegible]rowth Factor (VEGF) and Basic Fibroblast G[illegible] [illegible]d by BNO69 silencing molecules suggesting that [illegible] [illegible]e the VEGF and bFGF signaling pathways converge. As [illegible] [illegible]ting angiogenesis are aimed at inhibiting primarily the VEG[illegible] [illegible] BNO69 silencing may provide a new, potentially more effective, target for inhib[illegible]ng angiogenesis.

Further, Bionomics' researchers have developed DNA based molecules that silence the expression of BNO69. These molecules can be potentially used as gene-therapy based therapeutics.

Both BNO69 and the BNO69 gene silencing molecules are covered by Bionomics' pending patent applications which are under examination in major world markets.

Aspects of the research undertaken have been submitted for publication.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and

development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

Angene™, Bionomics' angiogenesis targ[illegible]covery platform, incorporates a variety of genomics tools to identify and [illegible] novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer.

About Angiogenesis

Tumours and normal tissues require oxygen and nutrients for their survival and are therefore located close to blood vessels. In order for tumours to increase in size, they must be able to recruit new blood vessels by a process known as angiogenesis. This process is regulated by a balance between pro- and anti-angiogenic molecules, which when disrupted, contributes to cancer growth and metastasis. In addition to its involvement in cancer, angiogenesis is a critical process involved in chronic inflammatory diseases such as rheumatoid arthritis and serious eye diseases, in particular macular degeneration. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101